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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Gulf Resources, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

40251W309
(CUSIP Number)

No. 99 Wenchang Road, Chenming Industrial Park, Shougang City, Shandong 262714 China CEO: Xiaobin Liu CFO: Min Li Phone: 310-470-2886
(Name, Address and Telephone Number of Person Authorized to Receive Communications)

April 13, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.: 40251W309

1.	Names of Reporting Persons: HAP Trading, LLC I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐__________________________________________________________________________________
	(b)	☐__________________________________________________________________________________

3.	SEC Use Only.___________________________________________________________________________

4.	Citizenship or Place of Organization: a New York LLC

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power 117,277

		6.	Shared Voting Power 0

		7.	Sole Dispositive Power 117,277

		8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 117,277

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

11.	Percent of Class Represented by Amount in Row (9): 0.34%

12.	Type of Reporting Person (See Instructions): BD – Broker Dealer (SEC Registration # 8-50599)

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CUSIP # 40251W309

Item 1.

(a)	Name of Issuer: Gulf Resources, Inc.

(b)	Address of Issuer’s Principal Executive Offices: No. 99 Wenchang Road, Chenming Industrial Park, Shougang City, Shandong 262714 China

Item 2.

(a)	Name of Person Filing: HAP Trading, LLC

(b)	Address of Principal Business Office or, if none, Residence : 33 Whitehall Street, 6th Floor New York, NY 10004

(c)	Citizenship: a New York LLC

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 40251W309

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☒	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under § 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in § 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

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Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: 117,277

	(b)	Percent of class: 0.34%

	(c)	Number of shares as to which the person has: 117,277

		(i)	Sole power to vote or to direct the vote 117,277

		(ii)	Shared power to vote or to direct the vote 0

		(iii)	Sole power to dispose or to direct the disposition of 117,277

		(iv)	Shared power to dispose or to direct the disposition of 0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see § 240.13d3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. None

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. None

Item 8.	Identification and Classification of Members of the Group None

Item 9.	Notice of Dissolution of Group None

Item 10.	Certification

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

☒
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities, and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

☐
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 2011

HAP Trading, LLC

By:	HAP Capital Advisors, LLC,
its Managing Member and 100% Owner

	By:	Michael Joseph, Chief Operating Officer

	X	/s/ Michael Joseph
Signature

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